

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Ya Li
Chief Executive Officer and Chairman of the Board
Lichen China Ltd.
B2306, Block B
Tower 3, Jinjiang Wanda Plaza Commercial Complex
888 Century Avenue
Meiling Street, Jinjiang City
Fujian Province, PRC 362000

> **Re: Lichen China Ltd.**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted February 18, 2022**
> **CIK No. 0001876766**

Dear Mr. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted February 18, 2022

Cover Page

1. We note your response to Comment 1, and your amended disclosure provided in response to the comment in the ninth paragraph of the prospectus cover page. Please revise your disclosure to state whether any dividends, distributions or transfers have been made to date between Lichen China Limited and any of its subsidiaries, and quantify the amounts where applicable. Your disclosure should make clear if no such dividends, distributions or transfers have been made to date. Lastly, please provide a cross-reference to the

consolidated financial statements, which you previously included in your disclosure but recently deleted.

2. We note your disclosure that "[u]nless otherwise stated, 'we', 'us', 'our company', 'Company', 'Group', 'our' and 'Lichen' refer to Lichen China Limited, the holding company." We also note you disclose that "when in the context of describing our operations and consolidated financial information, 'we', 'us', 'our company', 'Company', 'Group', 'our' and 'Lichen' refer to Lichen China Limited, and its subsidiaries, including but not limited to our subsidiaries in China." Please revise to use different defined terms for the holding company and its subsidiaries when providing disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please also refrain from using terms such as "we" or "our" when describing activities or functions of a PRC or Hong Kong subsidiary.

3. Please revise the disclosure on your prospectus cover page to disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

4. Reference is made to the disclosure in the eighth paragraph of your prospectus cover page, highlighting the risks facing the company and the offering as a result of your corporate structure. Please provide specific cross-references here to the individual risk factors that discuss each of these risks. In this regard, we note that a general reference to the "Risks Related to Doing Business in China" and "Risks Relating to Our Public Offering and Ownership of Our Class A Ordinary Shares" is not sufficient.

Prospectus Summary
Overview, page 2

5. We note your amended disclosure in response to Comment 3. Please expand your discussion of the permissions and approvals required to be obtained from Chinese authorities to operate your business to also cover Legend Consulting BVI and Legend Consulting HK. Please also state whether your PRC subsidiaries are required to obtain any approvals from Chinese authorities to operate your business. In this regard, it appears that the current disclosure only speaks to permissions that your PRC subsidiaries are required to obtain from Chinese authorities to operate your business. Further, please revise to clarify that the consequences you describe in the fifth and sixth paragraphs of this section (e.g., liabilities, operation disruption, sanctions, fines, and penalties) will also result if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also broaden the consequences you describe in the fifth paragraph of this section to include permissions relating to the operation of your business.

6. We note your disclosure that you and your subsidiaries are not covered by permissions requirements from the CSRC, CAC, or any other Chinese authorities to issue and offer

these securities to foreign investors. Please disclose the basis for your belief that these permissions are not required. In revising your disclosure, please also indicate that your offering will be subject to compliance with the CSRC's Draft Overseas Listing Regulations when adopted. .

Risks Relating to Doing Business in China, page 9

7. Please revise this section to disclose the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

8. Please provide cross-references to the specific risk factors that provide a detailed discussion of each risk included here. Listing only the page number is not sufficient.

Holding Foreign Company Accountable Act, page 10

9. Please revise your disclosure in this section to specifically state that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

Transfers of Cash to and from Our Subsidiaries, page 14

10. Please quantify any dividends, distributions or transfers that any of your subsidiaries have made to Lichen China Limited and which entity made such transfer, and their tax consequences. To the extent that no such dividends, distributions or transfers have been made to date, please revise your disclosure to make this clear.

Risk Factors
Risks Relating to Doing Business in China
We are not currently required to obtain any approval . . ., page 34

11. We note your response to Comment 7, and your amended disclosure regarding the CSRC's Draft Overseas Listing Regulations that you have included in the risk factor on page 33. Please revise to include such disclosure in this risk factor. In addition, we note your disclosure indicates that you will be subject to the Draft Overseas Listing Regulations when such regulations become effective. Please disclose here and elsewhere that you discuss the Draft Overseas Listing Regulations to explain how compliance with such regulations will impact your offering if and when such regulations are adopted. Please also explain to what extent you believe you are compliant with such regulations, as currently proposed. Lastly, please revise your disclosure here and on page 11 to explain why you believe you will not be subject to the CSRC's approval under the M&A Rules.

You may contact Patrick Kuhn at 202-551-3308 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William S. Rosenstadt